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                                EXHIBIT (12) (b)














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                                                                Exhibit (12) (b)


                            CONSUMERS ENERGY COMPANY
      Ratio of Earnings to Fixed Charges and Preferred Securities Dividends
                               and Distributions
                              (Millions of Dollars)

                                                            Years Ended December 31 -
                                                2003        2002        2001        2000       1999
                                              -------------------------------------------------------
                                                             (c)          (b)
Earnings as defined (a)
-----------------------
Consolidated net income                       $    196      $   363    $   199     $   284   $   340
Income taxes                                       137          180         97         137       172
Exclude equity basis subsidiaries                  (42)         (53)       (38)        (57)      (50)
Include equity basis dividends received             45           15          8          10        10
Fixed charges as defined, adjusted to              252          178        197         194       192
  exclude capitalized interest of $9,
  $12, $6, $2, and $- million for
  years ended December 31, 2003, 2002,
  2001, 2000, and 1999, respectively
                                              -------------------------------------------------------
Earnings as defined                           $    588      $   683    $   463     $   568   $   664
                                              =======================================================

Fixed charges as defined (a)
----------------------------
Interest on long-term debt (d)                $    241      $   153    $   151     $   141   $   140
Estimated interest portion of lease rental           7           10         11          11        11
Other interest charges                              13           27         41          44        41
Preferred securities dividends and                   3           47         44          37        30
  distributions (d)
                                              -------------------------------------------------------
Fixed charges as defined                      $    264      $   237    $   247     $   233   $   222
                                              =======================================================
Ratio of earnings to fixed charges and
  preferred securities dividends and
  distributions                                   2.23         2.88       1.87        2.44      2.99
                                              =======================================================

NOTES:

(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) Excludes a cumulative effect of change-in-accounting after-tax loss of $11 million; if included, ratio would be 1.81.

(c) Excludes a cumulative effect of change-in-accounting after-tax gain of $18 million; if included, ratio would be unchanged, since the change-in-accounting resulted from the equity based subsidiary MCV Partnership. The total net incomes of equity based subsidiaries are excluded from determining earnings as defined.

(d) We determined that we do not hold the controlling interest in our trust preferred security structures. Accordingly, those securities have been deconsolidated as of December 31, 2003. Therefore, our trust preferred securities that were previously included in mezzanine equity, have been eliminated due to deconsolidation and are reflected in Long-term debt -- related parties.